Exhibit 99.6

World’s Fastest Gamer Season 1 Contestants Haven’t Stopped Racing

Multiple finalists from inaugural season working with major motorsport brands

TORONTO, Sept. 04, 2018 — Millennial Esports Corp. (“Millennial” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF) today revealed that the World’s Fastest Gamer finalists are continuing to showcase their ability, both virtually and in real life, after gathering last year to compete for the most prized job in Esports racing.

Dutchman Rudy van Buren defeated 11 rivals to win the inaugural World’s Fastest Gamer competition and become a full-time simulator driver for McLaren in Formula 1. The competition was showcased in a four-part documentary which screened for the first time in the United States on ESPN, a Disney company [NYSE: DIS], during the network’s coverage of the Belgian Grand Prix.

“With ESPN choosing to air all four episodes of Season 1 of World’s Fastest Gamer in conjunction with the Belgian Grand Prix, it’s safe to say the link between motorsports and Esports racing is becoming even stronger,” said Millennial Esports CEO, Stephen Shoemaker. “With major teams and manufacturers starting to realize that racing gamers have skills that transfer to the real thing, we are really excited about Season 2 of World’s Fastest Gamer.”

Created by Millennial Esports, the unique competition brought together the best gamers in the world, regardless of their gaming platform – sim drivers, console gamers and even mobile racers. However, van Buren is not the only racer whose professional career was launched by World’s Fastest Gamer. Runner-up Freek Schothorst made his Formula Renault Eurocup debut last weekend at the Hungaroring. He made the jump from virtual to reality earlier this year when he drove in the opening round of the Formula 4 series, scoring an incredible two podiums in three races.

“You’re not going to play in the the Premier League because of your FIFA gaming skills - Motorsport Esports is the only type of gaming where your skills in the virtual world can transfer across to the real thing,” said Millennial Esports CMO, Darren Cox. “Every driver on the Formula 1 grid began their career in karting and had to spend tens of thousands of dollars just to get started. It is just a matter of time before we see the first gamer earn a seat in Formula 1.”

While van Buren is already playing a key role for McLaren in developing their Formula 1 car in their simulator in Woking, a number of other World’s Fastest Gamer alumni have also been signed by Formula 1 teams. Each F1 team this year began competing in the Formula 1 Esports Series with Bono Huis (McLaren) and Harry Jacks (Mercedes) graduating from the World’s Fastest Gamer competition to the new championship. Frenchman Aurelien Mallet won a prestigious competition sponsored by Porsche and has also been signed by the Esports team created by two-time Formula 1 world champion and 2018 Le Mans winner, Fernando Alonso.

Danish surgeon Henrik Drue earned his World’s Fastest Gamer spot by competing on Gear.Club on mobile and has now gone on to earn a chance to drive a real Formula 1 car. Drue, a radiologist by training, is one of six mobile gamers with a shot of driving the F1 car after qualifying for the final of the Gear.Club powered by Millennial Esports competition online. The six finalists will now be tested on a variety of racing cars at the Bedford Autodrome in the UK on September 17, from where the winner will fly directly to France to drive the Williams F1 car on the Magny Cours circuit.

“Discovering great talent and giving them an opportunity like this is tremendously rewarding,” said Cox, known as the Godfather of Esports Racing and a firm believer in the ‘virtual to reality’ concept, having previously created the Nissan GT Academy competition which took Sony PlayStation gamers and turned them into racing drivers. “The opportunities are incredible, and the doors are beginning to open. Our first World’s Fastest Gamer competition highlighted that, and we have some very exciting plans schedule for World’s Fastest Gamer 2 - which will be revealed soon.”

WFG season 1 finalist	What are they doing now?
Rudy van Buren (Winner)	McLaren F1 simulator driver and ambassador
Freek Schothorst (runner up)	Renault Eurocup Racing driver
Bono Huis (3rd place)	McLaren F1 esports driver
Henrik Drue (mobile winner)	Finalist in ‘Drive an F1 car’ promotion
Aurelien Mallet	Fernando Alonso Esports team, winner Porsche GT3 RS Challenge
Harry Jacks	Mercedes F1 esports driver
Isaac Price	Fernando Alonso Esports team driver

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) is a vertically integrated mobile gaming publisher leading a revolution to fuse Esports racing and professional motorsport through a global competition model. MEC is utilizing its gaming franchises and intellectual property (IP) to engage millions of new players. Combined with its virtual and live tournament platforms, gaming analytics capability, and motorsport IP - including World’s Fastest Gamer - MEC is uniquely positioned to become the market leader in Esports Racing.

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon Millennial’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the Esports industry generally; the ability of Millennial to implement its business strategies; competition; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Millennial does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Millennial to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Millennial filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media Contact:
Gavin Davidson
Director, Communication Strategy
705.446.6630
gavin.davidson@millennialesports.com

Investor Contacts:
Manish Grigo
Investor Relations
416.569.3292
manish.grigo@millennialesports.com

Alex Igelman
Executive Chairman
647.346.1888
alex.igelman@millennialesports.com